SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2018

IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

The Company has prepared this report to provide investors disclosure of financial information regarding recent developments in our business and results of operations for the three months in the first fiscal quarter ended September 30, 2017.

The information in this report supplements information contained in our annual report on Form 20-F for the fiscal year ended June 30, 2017 (File No. 000-30982), filed with the U.S. Securities and Exchange Commission on October 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets

January 11, 2018

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2017

I. Brief comment on the Group’s activities during the period, including references to material events occurred after the end of the period.

Consolidated Results

(Ps. amounts in millions)	IQ 18 For the three month period ended September 30, 2017 (unaudited)	IQ 17For the three month period ended September 30, 2016 (unaudited)	Var (unaudited)
Revenues from sales, leases and services	987.1	768.4	28.5%
Net gain from fair value adjustment on investment properties	2,323.4	985.0	135.9%
Profit from operations	3,069.1	1,539.9	99.3%
Depreciation and amortization	10.1	6.7	51.9%
Profit for the period	1,934.7	779.6	148.2%

In this summary report we present Consolidated EBITDA and Consolidated Adjusted EBITDA. We define Consolidated EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Consolidated Adjusted EBITDA as Consolidated EBITDA minus (i) total financial results, net other than interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) unrealized results due to the revaluation of the fair value of investment properties. Consolidated EBITDA and Consolidated Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present Consolidated EBITDA and Consolidated Adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated EBITDA and Consolidated Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated EBITDA and Consolidated Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated EBITDA and Consolidated Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to Consolidated EBITDA and Consolidated Adjusted EBITDA for the periods indicated:

	For the three month period ended September 30,
	2017	2016
	(in thousands of Ps.)
Total profit for the period	1,934,736	779,619
Interest income	(28,377)	(49,653)
Interest expense	162,346	168,408
Income tax expense	960,133	481,126
Depreciation and amortization	10,105	6,653
Consolidated EBITDA (unaudited)	3,038,943	1,386,153
Unrealized results due to the revaluation of the fair value of our investment properties	(2,323,394)	(984,969)
Share of profit of associates and joint ventures	(42,593)	(23,382)
Foreign exchange differences, net	257,847	86,252
Gain/loss from derivative financial instruments	2,029	(23,017)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(200,736)	106,512
Other financial results, net	23,676	14,070
Consolidated Adjusted EBITDA (unaudited)	755,772	561,619
Consolidated Adjusted EBITDA Margin (unaudited)(1)	76.57%	73.09%

(1)        Consolidated Adjusted EBITDA margin is calculated as Consolidated Adjusted EBITDA, divided by income from sales, rents and services.

In addition, we present in this summary report Consolidated Net Operating Income or “Consolidated NOI” which we define as gross profit from operations minus (i) selling expenses plus (ii) net realized gain on changes in fair value of investment properties and plus (iii) depreciation and amortization. Consolidated NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present Consolidated NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated NOI from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated NOI for the periods indicated:

	For the three month period ended September 30,
	2017	2016
	(in thousands of Ps.)
Gross profit	887,061	682,362
Selling expenses	(57,791)	(59,207)
Net realized gain on changes in fair value of investment property	—	—
Depreciation and amortization	10,105	6,653
Consolidated NOI (unaudited)	839,375	629,808

We also present in this summary report Consolidated Adjusted Funds From Operations attributable to the controlling interest (or “Consolidated Adjusted FFO”), which we define as Total profit for the year or period plus (i) depreciation and amortization minus (ii) net gain from fair value adjustments of investment properties minus (iii) total financial results, net excluding Financial interest net (foreign exchange differences net, gain/loss from derivative financial instruments, fair value gains of financial assets and liabilities at fair value through profit or loss, Other financial results net), plus (iv) deferred income tax and minus (v) non-controlling interest.

Consolidated Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Consolidated Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Consolidated Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Consolidated Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Consolidated Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Consolidated Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Consolidated Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Consolidated Adjusted FFO for the periods indicated:

	For the three month period ended September 30,
	2017	2016
	(in thousands of Ps.)
Total profit for the period	1,934,736	779,619
Net gain from fair value adjustments of investment properties	(2,323,394)	(984,969)
Depreciation and amortization	10,105	6,653
Foreign exchange differences, net	257,847	86,252
Derivative financial instruments	2,029	(23,017)
Fair value gains of financial assets and liabilities at fair value through profit or loss	(200,736)	106,512
Other financial results, net	23,676	14,070
Deferred income tax	872.339	373,299
Non-controlling interest	(53,594)	(27,529)
Consolidated Adjusted FFO (unaudited)	523,008	330,890

The Company’s revenues grew by 28.5% in the first three months of fiscal year 2018 as compared to the same period of 2017. Adjusted EBITDA, which excludes net gain/loss from fair value adjustment on investment properties, reached Ps.755.8 million during the first three months of fiscal year 2018, 34.6% higher than the figure recorded in the same quarter of the previous fiscal year.

Profit for the quarter reached Ps.1,934.7 million, 148.2% higher than in the first quarter of 2017, mainly explained by a higher net gain from fair value adjustment on investment properties due to the positive impact of the lower discount rate applied on the appraised value of such properties and the changes in the exchange rate of our assets denominated in U.S. dollars.

II. Shopping malls

During the first three months of fiscal year 2018, our tenants’ sales reached Ps.9,777.7 million, 22.5% higher than in the same period of 2017. Our portfolio’s leasable area totaled 339,080 square meters during the quarter, whereas the occupancy rate rose slightly to 98.8%, reflecting the quality of our portfolio.

Shopping Malls’ Financial Indicators

(in Ps. million)	IQ 18 For the three month period ended September 30, 2017 (unaudited)	IQ 17 For the three month period ended September 30, 2016 (unaudited)	Var (unaudited)
Revenues from sales, leases and services	849.6	683.3	24.3%
Net gain from fair value adjustment on investment properties	2,044.0	885.7	130.8%
Profit from operations	2,685.7	1,394.2	92.6%
Depreciation and amortization	6.7	5.2	28.9%

Shopping Malls’ Operating Indicators

	IQ 18 As of September 30, 2017	IVQ 17 As of June 30, 2017	IIIQ 17 As of March 31, 2017	IIQ 17 As of December 31, 2016	IQ 17 As of September 30, 2016
Gross leaseable area (sqm)	339,080	341,289	341,289	340,391	337,396
Tenants’ sales (in Ps. million)	9,777.6	9,306.4	7,334.8	9,804.0	7,983.3
Occupancy	98.8%	98.6%	98.6%	98.0%	98.4%

Operating data of our Shopping malls

Shopping mall	Date of Acquisition / Development	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest	Occupancy(2)
Alto Palermo	Dec-97	18,945	143	100.0%	98.8%
Abasto Shopping(3)	Nov-99	36,795	171	100.0%	99.5%
Alto Avellaneda	Dec-97	36,063	135	100.0%	99.6%
Alcorta Shopping	Jun-97	15,613	113	100.0%	99.8%
Patio Bullrich	Oct-98	11,760	91	100.0%	98.8%
Buenos Aires Design	Nov-97	13,697	61	53.7%	95.1%
Dot Baires Shopping	May-09	49,499	158	80.0%	99.5%
Soleil	Jul-10	15,227	79	100.0%	100.0%
Distrito Arcos	Dec-14	14,346	67	90.0%	100.0%
Alto Noa Shopping	Mar-95	19,059	90	100.0%	100.0%
Alto Rosario Shopping(4)	Nov-04	29,943	150	100.0%	100.0%
Mendoza Plaza Shopping	Dec-94	42,868	142	100.0%	96.9%
Córdoba Shopping	Dec-06	15,446	108	100.0%	98.9%
La Ribera Shopping(5)	Aug-11	10,053	69	50.0%	95.9%
Alto Comahue	Mar-15	9,766	104	99.1%	95.4%
Patio Olmos(6)	Sep-07	—	—	—	—
Total		339,080	1,681		98.8%

(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Through our joint venture Nuevo Puerto Santa Fe S.A.
(6) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Cumulative tenants’ sales for the three months ended of September 30,
(in Ps. million)

Shopping mall	IQ 18 For the three month period ended September 30, 2017	IQ 17 For the three month period ended September 30, 2016	Var
Alto Palermo	1,129.9	973.4	16.1%
Abasto Shopping	1,317.4	1,101.4	19.6%
Alto Avellaneda	1,215.4	1,008.5	20.5%
Alcorta Shopping	602.8	499.1	20.8%
Patio Bullrich	335.6	280.5	19.6%
Buenos Aires Design	170.3	130.5	30.5%
Dot Baires Shopping	1,019.1	842.8	20.9%
Soleil	531.2	400.1	32.8%
Distrito Arcos	439.7	319.6	37.6%
Alto Noa Shopping	445.2	372.3	19.6%
Alto Rosario Shopping	918.5	740.8	24.0%
Mendoza Plaza Shopping	796.5	647.7	23.0%
Córdoba Shopping	321.6	269.6	19.3%
La Ribera Shopping(1)	246.0	180.8	36.1%
Alto Comahue	288.5	216.4	33.3%
Total	9,777.7	7,983.5	22.5%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales for the three months ended September 30
(in Ps. million)

Type of Business	IQ 18 For the three month period ended September 30, 2017	IQ 17 For the three month period ended September 30, 2016	Var
Anchor Store	540.7	417.5	29.5%
Clothes and Footwear	4,985.5	4,145.3	20.3%
Entertainment	415.7	344.0	20.8%
Home	277.5	219.4	26.5%
Restaurant	1,203.6	900.5	33.7%
Miscellaneous	1,106.5	913.4	21.1%
Services	112.1	54.9	104.2%
Electronic appliances	1,136.1	988.5	14.9%
Total	9,777.7	7,983.5	22.5%

Revenues from cumulative leases for the three months ended September 30
(in Ps. million)

	IQ 18 For the three month period ended September 30, 2017 (unaudited)	IQ 17 For the three month period ended September 30, 2016 (unaudited)	Var (unaudited)
Base rent (1)	470.3	374.8	30.0%
Percentage rent	170.9	150.3	2.5%
Total rent	641.2	525.1	22.1%
Revenues from non-traditional advertising	16.8	15.4	4.5%
Admission rights	73.3	61.9	18.5%
Management fees	13.6	10.7	27.2%
Parking	60.0	46.1	30.3%
Commissions	42.0	22.0	97.3%
Others	2.6	2.2	20.7%
Revenues from sales, leases and services	849.6	683.3	24.3%
(1) Includes revenues from stands of Ps.60.2 million

III. Offices

The A+ office market in the City of Buenos Aires remains robust. The sales price of Premium commercial space remained stable at US$4,600 per square meter. Rental prices remained at levels comparable to those recorded at the close of the 2017 fiscal year, averaging US$30.00 per square meter for the A+ segment, and vacancy rates continues to decrease, reaching 3.72% as of September 2017.

As concerns the A+ office market in the Northern Area, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Average rental prices have remained stable at US$24.50 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires

Source: LJ Ramos

Sale and Rental Prices of A+ Offices – Northern Area
Source: LJ Ramos

During the first three months of fiscal year 2018, revenues from the offices segment increased 25.1% as compared to the same period of 2017.

in Ps. Million	IQ 18 For the three month period ended September 30, 2017 (unaudited)	IQ 17 For the three month period ended September 30, 2016 (unaudited)	Var (unaudited)
Revenues from sales, leases and services	114.3	91.4	25.1%
Net gain from fair value adjustment on investment properties	271.5	91.3	197.4%
Profit from operations	369.8	162.0	128.3%
Depreciation and amortization	1.7	1.1	55.1%

	IQ 18 As of September 30, 2017	IVQ 17 As of June 30, 2017	IIIQ 17 As of March 31, 2017	IIQ 17 As of December 31, 2016	IQ 17 As of September 30, 2016
Leaseable area	84,361	84,361	77,252	77,252	79,048
Occupancy	96.7%	96.7%	97.8%	100.0%	100.0%
Rent Ps./sqm	456	428	402	406	382
Rent US$/sqm	26.3	25.8	25.8	25.6	25.0

Gross leasable area during the first quarter of 2018 was 84,361 sqm, slightly smaller than the 86,497 sqm recorded at the close of fiscal year 2017, as approximately 2,000 sqm of the Philips building will be temporarily allocated to common uses and services of the building and the commercial complex, in its first stage of development. Portfolio average occupancy remained at 96.7%, while the average rental price rose to US$26.30 per sqm.

Below is information on our offices and other lease properties segment as of September 30, 2017.

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate (2)	IRSA Propiedades Comerciales’ Effective Interest
Offices
Edificio República	12/22/2014	19,885	95%	100%
Torre BankBoston (Della Paolera)	12/22/2014	14,873	100%	100%
Intercontinental Plaza	12/22/2014	3,876	100%	100%
Bouchard 710	12/22/2014	15,014	100%	100%
Suipacha 652/64	12/22/2014	11,465	86%	100%
Dot Building	11/28/2006	11,242	100%	80%
Phillips Building	06/05/2017	8,007		100%
Subtotal Offices		84,361	97%	N/A
Other Properties
Ex - Nobleza Piccardo(4)	05/31/11	109,610	89%	50%

Other Properties (3)	N/A	12,941	78%	N/A
Subtotal Other Properties		122,551	87%	N/A
TOTAL OFFICES AND OTHERS		206,912	91%	N/A

(1) Gross leaseable area for each property as of September 30, 2017. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of September 30, 2017.
(3) It includes the following properties: Ferro, Dot Adjoining Lot, Anchorena 665, Chanta IV and Intercontinental Lot.
(4) Through Quality Invest S.A.

IV. Others

This item includes the “Sales and Developments” and “Financial Operations” segments.

	Sales and Developments			Financial Operations (1)
in Ps. Million	IQ 18 As of September 30, 2017 (unaudited)	IQ 17 As of September 30, 2016 (unaudited)	Var (unaudited)	IQ18 As of September 30, 2017 (unaudited)	IQ17 As of September 30, 2016 (unaudited)	Var (unaudited)
Revenues	33.4	0.8	4,142.6%	—	0.2	(100%)
Net gain from fair value adjustment on investment properties	47.4	18.4	157.6%	—	—	—
Profit from operations	64.7	5.1	1,168.6%	0.0	(0.2)	100%
Depreciation and amortization	0.3	0.2	10.1%	—	—	—

(1)
20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.

V. CAPEX 2017

	Developments		Acquisitions + Developments
	Greenfields	Expansions
	Polo Dot (1st Stage)	Alto Palermo	Catalinas

Start of works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2018	FY2020
GLA (sqm)	31,635	3,884	16,012
% held by IRSA Propiedades Comerciales	80%	100%	45%
Investment amount at 100% (US$ million)	65	28.5	101
Work progress (%)	20%	0%	5.2%
Estimated stabilized EBITDA (US$ million)	US$8-10	US$6-8	US$6-8

Alto Palermo Expansion

The expansion project of Alto Palermo shopping mall will add a gross leaseable area of approximately 4,000 square meters to the shopping mall with the highest sales per square meter in our portfolio and it consists in moving the food court to a third level by using the area of an adjacent building acquired in 2015. Demolition was completed in FY2017, and the expansion works are estimated to start during this fiscal year 2018.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping mall, has experienced significant growth since our first investments in the area. The total project will consist of 3 office buildings (one of them could include a hotel) to be developed at land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of gross leaseable area. At a first stage, we will develop an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for almost all the floor space. Construction works started in the second quarter of FY2017, and they are estimated to last between 18 and 24 months before the building becomes operational. As of September 30, 2017, progress of this project was 20%. The second stage of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office space in this new commercial hotspot, and we are confident that we will be able to open these buildings with attractive rent levels and high occupancy.

Catalinas Building

The building to be constructed will have 35,000 square meters of gross leaseable area consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. The Company owns 16,000 square meters consisting of 14 floors and 142 parking spaces in the building project. Construction works started during the second quarter of FY2017, and are expected to be completed in about 3 years. As of September 30, 2017, work progress was 5.2%.

VI. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment to consolidated Income Statement.

For the three-month period ended September 30, 2017
(stated in Ps. million)

	Total Segment reporting	Adjustment for Expenses and Collective Promotion Fund	Adjustment for share of profit / (loss) of joint ventures (1)	Total per Statement of comprehensive income
Revenues	997	410	(10)	1,397
Costs	(97)	(416)	3	(510)
Gross profit (loss)	900	(6)	(7)	887
Net gain (loss) from fair value adjustment on investment properties	2,363		(39)	2,323
General and administrative expenses	(83)	-	0	(82)
Selling expenses	(58)	-	1	(58)
Other operating results, net	(2)	-	0	(1)
Profit (loss) from operations	3,120	(6)	(45)	3,069

(1) Includes operating results from La Ribera Shopping and ex Nobleza Piccardo Plot (50%).

VII. Consolidated Financial Debt

As of September 30, 2017, IRSA Propiedades Comerciales S.A. had debt of US$506.1 million  and cash and cash equivalent of US$311.0 million. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Currency	Amount (US$ million) (1)	Interest Rate	Maturity
Bank overdrafts	Ps.	1.6	Floating	< 360 days
CAPEX Citi 5600 loan	Ps.	0.1	Fixed	Jan-18
ICBC Bank loan	Ps.	4.3	Fixed	May-18
IRCP NCN Class IV	US$	140.0	5.0%	Sep-17
IRSA CP NCN Class II	US$	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		506.1
Cash & Cash Equivalents + Investments (2)		331.0
Consolidated Net Debt		175.1

(1) Principal amount at an exchange rate of Ps.17.31, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents + Investments in Current Financial Assets. Does not include accrued interest and including debt from joint ventures.

September 2017: Issue of Class III and IV Notes

On September 5, 2017, Class IV Notes were issued for a principal amount of US$ 140.0 million due 36 months after their issue date, subscribed and payable in US dollars, and accruing interest at a fixed rate of 5.0% per annum, payable every three months. Principal is repayable in one bullet payment upon maturity, on September 14, 2020.

VIII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

●
5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

●
a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

●
additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in common share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment.

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)		(Ps.)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250
2017	770,000,000	-	6.1000(*)
(*) In FY17 the par value of IRCP’s shares changed from Ps. 0.10 to Ps. 1 per share.

On October 31, 2017, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales authorized payment to its shareholders, effective on November 14, 2017 (the “Availability Date”), a cash dividend of Ps.680,000,000 equivalent to an amount per share of Ps.5.39622367506 and an amount per ADR of Ps.21.5848947002 to be charged against results for the fiscal year ended June 30, 2017, payable to registered shareholders as of November 13, 2017, in accordance with the register held by Caja de Valores S.A.

IX. Material and Subsequent Events

October 2017: Sale of equity held by IRSA Inversiones y Representaciones S.A.

On October 26, 2017, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) sold 2,560,000 ADS (each ADS represents 4 common shares) of the Company held by IRSA on the over-the-counter market, for an aggregate amount of US$138,240,000, accounting for 8.13% of its stock capital.

October 2017: General Ordinary and Extraordinary Shareholders’ Meeting

On October 31, 2017, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of Ps.680 million as cash dividends in addition to the Ps.310 million approved as interim dividends.
●
Designation of board members and the appointment of Isela Constantini as new independent director.
●
Compensation to members of  the Board of Directors for the fiscal year ended June 30, 2017.
●
Delegation in the Board of Directors of the faculty to renew terms and conditions of the notes of the Global Notes Program for up to US$500 million that may be increased by US$100 million.

X. Summary Comparative Consolidated Statement of Financial Position

	09.30.2017 (unadudited)	09.30.2016 (unadudited)
Non-current assets	40,548	34,936
Current assets	7,264	4,308
Total assets	47,811	39,244
Capital and reserves attributable to controlling company’s shareholders	24,026	20,407
Non-controlling interest	925	838
Total shareholders’ equity	24,951	21,244
Non-current liabilities	21,232	16,350
Current liabilities	1,629	1,650
Total liabilities	22,860	18,000
Total liabilities and shareholders’ equity	47,811	39,244

XI. Summary Comparative Consolidated Statement of Comprehensive Income

	09.30.2017 (unadudited)	09.30.2016 (unadudited)
Profit from operations	3,069	1,540
Share of income of associates and joint ventures	43	23
Profit before financial results and income tax	3,112	1,563
Financial income	72	72
Financial expenses	(487)	(291)
Other financial results	199	(83
Financial results, net	(217)	(303)
Income before income tax	2,895	1,261
Income tax	(960)	(481)
Profit for the period	1,935	780
Total comprehensive income for the period	1,935	780

Attributable to:
Equity holders of the parent	1,881	752
Non-controlling interest	54	28

XII. Summary Comparative Consolidated Statement of Cash Flow

	09.30.2017 (unaudited)	09.30.2016 (unaudited)
Net cash generated by operating activities	817	578
Net cash (used in) investing activities	(1,085)	(203)
Net cash generated by/ (used in) financing activities	2,078	(306)
Net increase in cash and cash equivalents	1,810	68
Cash and cash equivalents at beginning of year	1,808	33
Foreign exchange gain on cash and cash equivalents	4	0
Cash and cash equivalents at period end	3,622	101